                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                      ANSWERTHINK CONSULTING GROUP, INC.
                      ----------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  036916 10 4
                                  -----------
                                (CUSIP Number)

                                  May 8, 2000
                                  -----------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_] Rule 13d-1(b)
   [_] Rule 13d-1(c)
   [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


  CUSIP NO. 036916 10 4                                       PAGE  2  OF  9
           ------------                                           ----    ----


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


                       Golder, Thoma, Cressey, Rauner Fund V, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,683,886 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,683,886 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,683,886 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13G


  CUSIP NO. 036916 10 4                                       PAGE  3  OF  9
           ------------                                           ----    ----


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


                                 GTCR V, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,683,886 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,683,886 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,683,886 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13G


  CUSIP NO. 036916 10 4                                       PAGE  4   OF  9
           ------------                                            ----    ----


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


                               GTCR Associates V
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,683,886 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,683,886 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,683,886 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13G


  CUSIP NO. 036916 10 4                                       PAGE  5  OF  9
           ------------                                           ----    ----


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


                     Golder, Thoma, Cressey, Rauner, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             1,683,886 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,683,886 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,683,886 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.   036916 10 4                              Page   6   of   9   Pages
           -------------                                  -----    -----


Item 1(a).  Name of Issuer:

            AnswerThink Consulting Group, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1001 Brickell Bay Drive
            Suite 3000
            Miami, FL  33131

Item 2(a).  Name of Person Filing:

            Pursuant to Rule 13d-(1)(d) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), this statement is filed jointly by each of the following persons: (i) Golder, Thoma, Cressey, Rauner Fund V, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR V, L.P., a Delaware limited partnership ("GTCR V"), by virtue of its being the general partner of the Fund; (iii) GTCR Associates V, a Delaware general partnership, ("GTCR Associates V") by virtue of its direct beneficial ownership of Common Stock; and
            (iv) Golder, Thoma, Cressey, Rauner, Inc., a Delaware corporation ("GTCR Inc."), by virtue of its being the general partner of GTCR V and by virtue of its being the managing partner of GTCR Associates
            V. The Fund, GTCR V, GTCR Associates V and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

            Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

            The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The principal business address of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois, 60606-6402.

                                  SCHEDULE 13G

CUSIP No.   036916 10 4                             Page   7   of   9   Pages
           -------------                                 -----    -----



Item 2(c).  Citizenship:

            The Fund and GTCR V are limited partnerships organized under the laws of the State of Delaware. GTCR Associates is a general partnership existing under the laws of Delaware. GTCR Inc. is a corporation organized under the laws of Delaware.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share ("Common Stock")

Item 2(e).  CUSIP Number:

            036916 10 4

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership:

            (a) Amount beneficially owned:

               As of May 8, 2000, the Fund was the registered owner of 1,680,956 shares of Common Stock or approximately 3.8% of the Common Stock outstanding as of that date. As of May 8, 2000, GTCR Associates V was the registered owner of 2,930 shares of Common Stock or less than one percent of the Common Stock outstanding as of that date. By virtue of the relationship between the Fund and GTCR V described in Item 2(a), GTCR V may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund and by GTCR Associates V. By virtue of the relationship between the Fund, GTCR V, GTCR Associates V and GTCR Inc. described in
               Item 2(a), GTCR Inc. may be deemed to possess indirect beneficial ownership of and share the power to vote or direct the vote of the shares of Common Stock beneficially owned by the Fund and by GTCR Associates V. GTCR V and GTCR Inc. disclaim beneficial ownership of (and the power to vote or direct the vote of) the shares of Common Stock beneficially owned by the Fund and by GTCR Associates V. The filing of this statement by GTCR V and GTCR Inc. shall not be construed as an admission that either GTCR V or GTCR Inc. is, for the purposes Section 13(d) or Section 13(g) of the Act, the beneficial owner of (or possesses the power to vote or direct the vote of) any securities covered by this statement.

           (b) Percent of Class:  3.8%

                                   SCHEDULE 13G

CUSIP No.   036916 10 4                              Page   8   of   9   Pages
           -------------                                  -----    -----



         (c) Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:
                    0 shares (See Item 4(a))

             (ii)   Shared power to vote or to direct the vote:
                    1,683,886 shares (See Item 4(a))

             (iii)  Sole power to dispose or to direct the disposition of:
                    0 shares (See Item 4(a))

             (iv)   Shared power to dispose or to direct the disposition of:
                    1,683,886 shares (See Item 4(a))

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is filed to report the fact that, as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following. [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         Not Applicable.

                                  SCHEDULE 13G

CUSIP No.   036916 10 4                              Page   9   of   9   Pages
           -------------                                  -----    -----


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2000

                        GOLDER, THOMA, CRESSEY, RAUNER FUND V, L.P.

                        By:      GTCR V, L.P., its General Partner

                        By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner

                        By:      /s/ WILLIAM C. KESSINGER
                                 -----------------------------------------
                                 Name:    William C. Kessinger
                                 Title:   Principal

                        GTCR V, L.P.

                        By: GOLDER, THOMA, CRESSEY, RAUNER,INC., its General Partner

                        By:      /s/ WILLIAM C. KESSINGER
                                 -----------------------------------------
                                 Name:    William C. Kessinger
                                 Title:   Principal

                        GTCR Associates V

                        By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its General Partner

                        By:      /s/ WILLIAM C. KESSINGER
                                 -----------------------------------------
                                 Name:    William C. Kessinger
                                 Title:   Principal

                        GOLDER, THOMA, CRESSEY, RAUNER, INC.

                        By:      /s/ WILLIAM C. KESSINGER
                                 -----------------------------------------
                                 Name:    William C. Kessinger
                                 Title:   Principal